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                          January 4, 2021

       Daniel Lee
       Chief Executive Officer
       FULL HOUSE RESORTS INC
       One Summerlin
       1980 Festival Plaza Drive
       Suite 680
       Las Vegas, NV 89135

                                                        Re: FULL HOUSE RESORTS
INC
                                                            Form S-3
                                                            Filed December 29,
2020
                                                            File No. 333-251778

       Dear Mr. Lee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              John C. Jeppsen, Esq.